UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of March 2010

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

Press release Paris, March 5, 2010

2009 ANNUAL RESULTS

SIGNIFICANT REDUCTION IN NET DEBT
IMPROVEMENT OF NET INCOME
SIGNIFICANT COST REDUCTIONS

2009 COMMITMENTS MET: DIVESTMENTS COMPLETED AND POSITIVE FREE CASH FLOW(*)

2010 OBJECTIVES: PRIORITY ON CASH FLOW GENERATION AND COST REDUCTIONS
RECURRING OPERATING INCOME IMPROVEMENT

■ Debt reduction and cash flow generation

o	Significant decline in net financial debt to €15.1bn at the end of 2009 from €16.5bn at the end of 2008, and improvement in the credit ratio

o	Sharp increase in free cash flow(*) to €1,344m after divestments; positive after dividend payment and before divestments

o	Operating cash flow – net investments: €2,357m versus €601m in 2008, exceeding the 2009 commitment of €2,000m

■ Significant cost reductions

o	General Efficiency Plan: contributed €255m in 2009 (vs. an initial objective of €180m) and Veolia Environmental Services’ Adaptation Plan: €126m in cost savings (vs. an initial objective of €100m)

o	Operating cash flow declined 1.7% at constant exchange rates to €3,956m, while operating cash flow margin was stable at 11.5%

■ Net income improvement and maintenance of dividend

o	Net income improvement of 44% to €584m

o	Proposal at the May 7, 2010, Annual General Meeting of Shareholders to maintain the dividend at €1.21 per share

*******

In 2010, our outlook assumes economic stability in comparison with the second half of 2009:

■ Positive free cash flow(*) after dividend payment(1)

■ Cost reductions: Efficiency Plan contribution for 2010 raised to €250m

■ Recurring operating income improvement

*******

For the next three to five years, pursue the program of divestments, with an average of €1bn divested per year, and continue to reduce costs, with €250m per year in cost savings; and depending on the recovery of the economic environment:

■ After-tax ROCE improvement, with an objective between 9% and 10% in year three to five

■ Average annual increase in recurring operating income of 4% to 8% during the period

(1)	Excluding the Veolia Transport /Transdev merger project

         (*)   Refer to definition page 13

-

BUSINESS REVIEW AND DEVELOPMENT TRENDS(1)

Revenue (€m)
At December 31, 2009	At December 31, 2008 adjusted	Change 2009/2008	Of which internal growth	Of which external growth	Of which foreign exchange impact
34,551.0	35,764.8	-3.4%	-2.7%	0.2%	-0.9%

Veolia Environnement’s consolidated revenue totaled €34,551.0 million for the year ending December 31, 2009, compared to €35,764.8 million in 2008, down 3.4% year-over-year (-2.5% at constant exchange rates).

The change in revenue at constant exchange rates is principally explained by:

▪	the decrease in waste volumes in the Environmental Services division (volumes collected and landfilled), accounting for a 1.6% decline in revenue at the Group level;

▪	the decline in prices of recycled materials in the Environmental Services division, accounting for an approximate 0.8% decline in revenue at the Group level;

▪	the contraction in energy prices, which accounted for an approximate 0.4% decline in revenue at the Group level;

▪
the slowdown in the Works business in the Water division. Growth in Engineering & Construction activities and Works activities in the Water sector slowed during 2009, marked by the near completion of some significant construction contracts outside France;

For the first time since the start of the economic crisis, in the 4th quarter of 2009 the level of activity in the waste sector was stable at constant consolidation scope and exchange rates, compared to the fourth quarter of 2008.

External growth was 0.2% (€87.9 million contribution), resulting from acquisitions made in 2008 and net of divestments completed in 2009.

The share of revenue posted outside France was €20,795.6 million, or 60.2% of the total, compared to an adjusted figure of 59.6% for the year ending December 31, 2008.

The foreign exchange rate effect on revenue related to movements in average exchange rates between 2008 and 2009 totaled negative €326.9 million, mainly reflecting the depreciation against the euro of the pound sterling (-€238.3 million), Central European currencies (Czech Republic and Poland) (-€173.8 million) and Northern European currencies (Norway and Sweden) (-€87.5 million), partly offset by a stronger U.S dollar, which had a positive impact of €162 million.

(1)      To ensure the comparability of financial years, 2008 financial statements have been adjusted:

•
by the disposal of Freight operations in the Transport division in December 2009, which are presented in the income statement in the line item “net income from discontinued operations” according to IFRS 5;

•
by the disposal of Waste-to-Energy operations in the Environmental Services division in August 2009, presented in the income statement in the line item “net income from discontinued operations” according to IFRS 5;

•	by the reclassification into net income from discontinued operations of UK operations in the Transport division and of the Renewable Energies business in the Energy division.

BUSINESS DEVELOPMENT

Veolia Environnement has won and renewed numerous contracts in its priority regions of development, in France (Water: a contract with the Chartres urban authority; Transport: Mont Saint Michel public service management contract), in Europe (Water: Madrid; Environmental Services: Merseyside; Transport: Västra Götaland in Sweden), in North America (Transport: New Orleans), in Asia / Pacific (Environmental Services: renewal of the Hong Kong contract) and in the Middle East (Water: Doha). In the Transport division, the Melbourne contract was not renewed at the end of the year.

In Brazil, Veolia Water Solutions & Technologies signed a contract with Petrobras.

In addition, Veolia Transport won the Greater Rabat contract in Morocco and set up a joint venture with RATP Développement to further develop in Asia.

Lastly, Dalkia signed a partnership agreement with CEZ, the Czech Republic’s largest electricity producer, with a view toward an industrial cooperation that could lead to asset exchanges.

No significant acquisitions were made in 2009.

As part of its asset divestment program, Veolia Environnement completed the following divestments in 2009:

•	On August 26, 2009, the Group sold Veolia Propreté Nettoyage et Multiservices (“VPNM”) to the TFN group for €111 million in enterprise value.

•	In August 2009, Veolia Environmental Services sold part of its waste-to-energy business in the United States (Montenay International) for €220 million in enterprise value.

•	On August 12, 2009 Dalkia sold its Facilities Management business in the United Kingdom for a total consideration of €90 million (Group share).

•	On December 1, 2009, Veolia Transport sold Veolia Cargo to Transport Ferroviaire Holding (SNCF Group) and Europorte (Eurotunnel Group) for €94 million in enterprise value.

•
On December 22, 2009, Veolia Water reviewed certain economic aspects (restructuring of financing) and the governance rules of its partnership with Mubadala Development Company, leading to the joint control of all Water operations in the North Africa / Middle East zone. This transaction resulted in €189 million of debt reduction at the Group level at December 31, 2009.

•	During the 4th quarter of 2009, the Group divested its interest in Compagnie Méridionale de Navigation Group for €45 million.

•
Lastly, the EBRD acquired an additional 6.88% equity stake in December 2009 (via a capital increase) in Veolia Voda, the unit that consolidates all the operations of the Water division in Central Europe, for €70 million.

In total, industrial and financial divestments including the capital increases subscribed to by minority shareholders amounted to €1,291 million for the year ending December 31, 2009.

•
Lastly, Veolia Environnement has decided to divest its Transport business in the United Kingdom and its Renewable Energy business within the Energy division in 2010. Each of these operations constitutes a homogenous entity that is largely independent, and has been reclassified as discontinued operations in the Group’s financial statements at December 31, 2009.

In addition, Veolia Environnement continues to pursue its strategic development and its discussions with the Caisse des Dépôts aimed at completing a merger between Veolia’s Transport division and Transdev, in line with the project announced in early August 2009. In December 2009, the Caisse des Dépôts and Veolia Environnement agreed upon a draft framework for the merged company, in particular its financial structure and aim to sign a final agreement in 2010. The projected merger between Veolia Transport and Transdev would be carried out by transferring Veolia Transport and Transdev to a new entity 50% held by Veolia Environnement, which would be the industrial operator and keep transportation as a crucial component of its range of environmental services, and 50% held by the Caisse des Dépôts which would be a long-term strategic shareholder. Veolia Environnement has decided to divest certain Transport activities outside of France, as well as a limited number of Transport division contracts in France as part of the merger with Transdev, in line with the project announced in August 2009. These discussions are consistent with the IPO project of the Group’s Transport operations.

OPERATING PERFORMANCE

Operating cash flow declined to €3,955.8 million at December 31, 2009 from €4,105.4 million at December 31, 2008. The small contraction (i.e. 1.7% at constant exchange rates, and 3.6% at current exchange rates) in the Group’s operating cash flow against the backdrop of a deterioration in the economic environment reflects the Group’s capacity to adapt costs to the decrease in volumes and prices. This slight decline in operating cash flow resulted primarily from lower results in the Environmental Services division (volumes, prices of recycled materials sold). For the Group, this contraction was nearly entirely offset by a major effort to reduce costs which led to total savings in excess of €380 million, and by the greater resilience of Veolia’s other business activities to the business environment.

In the fourth quarter of 2009, operating cash flow grew 6.3% at current exchange rates compared to the fourth quarter of 2008, due notably to cost-cutting measures and stabilization of the business environment in the Environmental Services division.
Accordingly, the Group maintained an operating cash flow margin of 11.5% for the full year, despite the tough business environment.

The total negative €78.4 million foreign exchange rate impact on operating cash flow is explained mainly by the depreciation of the pound sterling (-€44.1 million) primarily in the Water and Waste sectors, and the depreciation of Central European currencies (-€33.1 million) notably in the Energy sector. The downturn in other currencies was offset by the positive impact of the stronger U.S dollar (+€19.1 million), primarily in the Environmental Services division.

Operating income totaled €2,020.1 million for the year ending December 31, 2009 versus €1,960.8 million at December 31, 2008; up 3.0% at current exchange rates and 6.1% at constant exchange rates. The variation of operating income was due to:

▪	the change in operating cash flow;
▪
the €35 million impairment of operating financial assets in Italy in Environmental Services as a result of a review of the business plan in the anticipation of contractual negotiations still under way at December 31, 2009;

▪	net provisions in 2009 covering, in particular, asset, operating and litigation risks on certain contracts;
▪	€405.6 million in impairment losses in Veolia Environmental Services Germany in 2008;
▪
the negative impact related to the reduction of the discount rates on provisions for landfill site rehabilitation totaling -€56 million in 2009, in contrast with €21 million income in 2008 within the Environmental Services division;

▪	a €213.6 million capital gain on disposals for the year ending December 31, 2009 versus €114.1 million for the year ending December 31, 2008.

The main non-recurring items are as follows:

▪	for the year ending December 31, 2008, the €343 million goodwill impairment loss within Veolia Environmental Services Germany;
▪	for the year ending December 31, 2009, the €99 million capital gain on the disposal of VPNM in Environmental Services division.

Recurring operating income accordingly amounted to €1,932.4 million for the year ending December 31, 2009 compared to €2,275.0 million for the year ending December 31, 2008, a decline of 15.1% (-12.4% at constant exchange rates).

CASH FLOWS: REDUCTION OF NET FINANCIAL DEBT TO €15.1 BILLION

Total cash flow from operations before changes in working capital and taxes amounted to €3,938.6 million at December 31, 2009, of which €3,955.8 million was operating cash flow (versus an adjusted €4,105.4 million at December 31, 2008).

The improvement in operating working capital that totaled €432 million on December 31, 2009 resulted from:
▪	action plans targeting receivables in some countries,
▪	the reduction in volumes or prices, notably in the Waste and Energy sectors,
▪	items related to the timing of cash collection and payments of royalties and taxes due to the economic environment.

These resources entirely covered financing requirements, i.e. in addition to borrowing costs and taxes, the payment of the 2008 dividend, all maintenance investments (€1,632 million), investments in growth (€861 million) and new operating financial assets (€500 million) net of repayments (€455 million).

Moreover, as announced in its objectives, Veolia Environnement divested industrial and financial assets and forged new partnerships to strengthen its ability to grow in certain geographical areas for a total of €1,291 million (including capital increases subscribed to by minority shareholders). All the proceeds from divestments were allocated to debt reduction.

As a result, the net financial debt fell to €15,127 million at December 31, 2009 from €16,528 million at December 31, 2008, a reduction of €1,401 million, and greater than the amount of divestments.

As a result of the decline in net financial debt, the ratio of net financial debt / (cash flow from operations plus repayment of operating financial assets)(1) dropped to 3.4x at December 31, 2009 from 3.6x at December 31, 2008.

Refinancing transactions (bond issues totaling more than €2 billion carried out in the first half of 2009) made it possible to maintain the Group’s average gross debt maturities at 7.3 years. The average maturity of net financial debt was ten years, up 0.7 years in comparison with 2008 largely due to an increase in the Group’s cash position.  The Group’s liquidity, net of short-term debt, improved significantly to €6.8 billion at December 31, 2009, from €4.0 billion at December 31, 2008.

At December 31, 2009, the two indicators corresponding to the 2009 objectives announced by the Group were easily reached and even exceeded in comparison with 2008:
▪
the indicator of operating cash flow (including cash flow from discontinued operations) less net investments increased to €2,357 million for the year ending December 31, 2009, versus €601 million for the year ending December 31, 2008.

▪	free cash flow(*) after payment of the dividend totaled €1,344 million at December 31, 2009, compared to (€1,809) million for the year ending December 31, 2008.

(1)
Because of changes in the rules governing the presentation of renewal expenditures in the cash flow statement (IAS7), the ratio of net financial debt/(cash flow from operations plus repayment of operating financial assets) will be modified as of 2010 and lead to a redefinition of the ratio objective in the range of 3.85x and 4.35x.

(*)   Refer to definition page 13

NET INCOME

Net financing costs amounted to €784.3 million, associated with an average debt of €16.5 billion throughout 2009. In 2008, net financing costs totaled €909.0 million associated with an average debt of €16.1 billion.
The cost of borrowing fell to 4.76% in 2009, compared with 5.61% in 2008.
The 0.85 percentage point fall in the cost of borrowing was mainly due to the decline in short-term interest rates on the variable part of the debt (notably Eonia, Euribor and Libor GBP and USD), partly offset by the cost of liquidity (€2 billion bond issue).

Other financial income and expenses totaled (€110.3) million at December 31, 2009, versus (€39.2) million at December 31, 2008 and resulting mainly from increased costs associated with unwinding of discounts on provisions totaling €83 million.

The Group had a net tax expense of €242.2 million at December 31, 2009, down from €462.0 million at December 31, 2008.
The actual tax rate fell to 21.5% in 2009 from 45.6% in 2008. This rate is mainly accounted for by capital gains incurring limited tax charges and the activation of tax losses in the United States amounting to €43 million.

The net loss from discontinued operations amounted to (€42.8) million for the year ending December 31, 2009 compared to net income of €139.2 million for the year ending December 31, 2008. The net loss from discontinued operations at December 31, 2009 was primarily due to the disvestment of Freight operations (Veolia Cargo) in the transportation sector that were sold in December 2009 and the August 2009 divestment of the majority of the waste-to-energy operations in the United States in the Environmental Services division. It also includes the results of operations in the United Kingdom in the Transport sector as well as the Renewable Energies business in the Energy sector that are slated for divestment as of December 31, 2009. In 2008, this line item was boosted mainly by the capital gain on the divestment of Clemessy and Crystal in the Energy Services division for an amount net of tax of €176.5 million, of which €60 million was minority shareholders interest.

The share of income attributable to minority shareholders dropped from €304.1 million for the year ending December 31, 2008 to €257.8 million for the year ending December 31, 2009. In 2008, this income included the €60 million share of minority interests in the capital gain on the disposal of Clemessy and Crystal in the Energy Services division.

Net income after minority interests rose to €584.1 million for the year ending December 31, 2009 from €405.1 million for the year ending December 31, 2008.

Recurring net income after minority interests totaled €538.1 million for the year ending December 31, 2009, versus €687.2 million for the year ending December 31, 2008, adjusted for discontinued operations.

AFTER-TAX RETURN ON CAPITAL EMPLOYED

After-tax return on capital employed stood at 7.6% at December 31, 2009, versus 8.4% (reported) at December 31, 2008.

DIVIDEND

Given the good visibility on future cash flows and the strengthened financial position of the Group, the Board of Directors will propose at the Annual General Meeting of Shareholders to be held on May 7, 2010, a dividend per share of €1.21, payable in cash or in shares of Veolia Environnement.  These new shares will be issued with a discount of 10% of the average opening price on the Euronext of the shares over the twenty trading days prior to the day of the Annual General Shareholders Meeting less the amount of the dividend.  The ex-dividend date has been set on May 14, 2010.  The period during which shareholders may choose the option of the payment of the dividend in cash or in shares will begin on May 14, 2010 and end on May 31, 2010.  The 2009 dividend will be paid – in cash or in shares – beginning on June 9, 2010.

OUTLOOK

In 2010, Veolia Environnement anticipates a recurring operating income improvement. The Group intends to continue to pursue improving profitability and will continue to prioritize cash generation.  The objective of €3 billion in asset divestments over the period 2009-2011 is maintained and the global efficiency program raised to €250 million in cost savings for 2010. The Group reiterates its commitment to generate positive free cash flow(*) after the payment of the dividend in 2010.

For the next three to five years, through the recovering performance of recent acquisitions, increasing profitability of slow-return assets as well as improving the productivity and optimization of the Group’s asset base, the Group has targeted, according to the prevailing economic environment, an average annual increase in recurring operating income of 4% to 8%; and in years three to five an objective of after-tax ROCE between 9% and 10%.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

The review of results by auditors is still in progress.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.veolia-finance.com

(*)   Refer to definition page 13

Appendices

Analysis by division

Water
Revenue (€m)
At December 31, 2009	At December 31 2008	Change 2009/2008	Of which internal growth	Of which external growth	Of which foreign exchange impact
12,555.9	12,557.9	0.0%	-0.4%	0.6%	-0.2%

▪
In France, revenue was stable, (+0.1% at current consolidation scope and -0.3% at constant consolidation scope), despite a 0.2% decline in volume of water distributed in comparison with 2008, and a decline (-2%) in the Works business.

▪
Outside France, excluding Veolia Water Solutions & Technologies, revenue grew 0.4% (0.2% at constant consolidation scope and exchange rates) despite the end of the construction period of several BOT (Build Operate & Transfer) contracts in Europe and the Middle East and DBO (Design Build & Operate) contracts in Australia. In Europe, the 3.7% decline (-0.4% at constant consolidation scope and exchange rates) reflected the end of construction work on BOT contracts in the United Kingdom and Brussels, Belgium, as well as a slight decline in volumes. The 20.4% revenue growth in Asia (+12% at constant consolidation scope and exchange rates) was primarily due to the Works business and contract scope expansion in certain metropolitan areas in China (Shanghai, Shenzhen and Tianjin Shibei notably).

▪
Veolia Water Solutions & Technologies posted revenue of €2,469.9 million, down 2.2% (-1.8% at constant consolidation scope and exchange rates). Revenue was affected by the completion of certain large contracts outside France and by the slowdown in the industrial business environment.

Operating cash flow was €1,836.6 million for the year ending December 31, 2009 versus €1,821.3 million at December 31, 2008, an increase of 2.6% at constant exchange rates (0.8% at current exchange rates).
The operating cash flow margin (operating cash flow / revenue) edged up from 14.5% for the year ending December 31, 2008 to 14.6% for the year ending December 31, 2009, reflecting an increase in the cash flow margin of the operations businesses and a decline in the construction businesses.

▪
In France, operating cash flow suffered from a decline in volumes in comparison with 2008 and from the slowdown in the Works business related to the current economic environment; conversely it benefited from new productivity gains and a positive indexing effect.

▪	Outside France, operating cash flow growth was noteworthy primarily in Asia in particular because overhead and development costs were tightly controlled.

In Europe, solid business performance offset the negative foreign exchange impact (notably in the United Kingdom) despite the decline in volumes distributed in 2009 and the non-recurrence of the positive effects of the provisional acceptance of the Brussels plant in 2008. Operating cash flow in the Africa Middle East India zone grew mainly due to volume and price increases. Lastly, operating cash flow at Veolia Water Solutions & Technologies declined due to the slowdown in business.

The impact of the Efficiency Plan totaled €87 million at December 31, 2009.

Operating income was €1,164.3 million for the year ending December 31, 2009 versus €1,198.5 million for the year ending December 31, 2008.

Recurring operating income declined 2.7% to €1,164.3 million for the year ending December 31, 2009 from €1,196.2 million for the year ending December 31, 2008, but was stable at constant exchange rates.

In addition to the change in operating cash flow, the division’s operating income was affected by the impact of higher depreciation charges in 2009 compared with 2008 and lower capital gains on divestments of industrial and financial assets.

In total, the operating income margin (operating income / revenue) and recurring operating income margin (recurring operating income / revenue) declined from 9.5% for the year ending December 31, 2008 to 9.3% for the year ending December 31, 2009.

Environmental Services
Revenue (€m)
At December 31, 2009	At December 31, 2008 adjusted	Change 2009/2008	Of which internal growth	Of which external growth	Of which foreign exchange impact
9,055.8	9,972.5	-9.2%	-7.8%	-0.1%	-1.3%

The economic downturn has affected the volumes of solid and hazardous waste collected and processed from industrial clients, with variation across countries and business lines. It has also affected, to a lesser degree, business with municipal clients.

Revenue from the sale of recycled materials (which represented roughly 7% of the division’s revenue) has continued to decline; average annual prices of recycled materials (paper, cardboard, scrap iron and non-ferrous metals) remained significantly lower than in 2008, although there was a gradual upturn in paper and cardboard prices throughout 2009. Prices of scrap iron and certain non-ferrous metals remained significantly lower than in 2008.
At constant consolidation scope and exchange rates, revenue was stable in the fourth quarter of 2009 compared to the fourth quarter of 2008, reflecting the stabilization of economic conditions in the second half of 2009.

▪
In France, revenue fell 10.8% (-9.3% at constant consolidation scope), due to the decline in industrial and commercial volumes resulting from the economic slowdown and the decline in recycled material prices.

▪
Outside France, revenue fell 8.6% (-7.4% at constant consolidation scope and exchange rates). Most geographic zones were affected by the deterioration in the economic environment. In Germany, revenue dropped 8.9%, (-11.3% at constant consolidation scope), owing to the fall in volumes and prices in the paper business and the decline in industrial waste volumes. Revenue in the United Kingdom, declined 12.9% (-3.7% at constant consolidation scope and exchange rates), due to the decline in industrial waste and landfill volumes, although the positive contribution of integrated (PFI) contracts limited this negative impact. North America revenue declined 4.2%, (-9.1% at constant consolidation scope and exchange rates), as the decline in volumes of waste collected affected all business lines, but was offset in some cases by price increases. Asia-Pacific revenue declined 7.8% (-8.6% at constant consolidation scope and exchange rates), and was also impacted by the decline in industrial services and waste.

Operating cash flow declined 10.3% (-8.8% at constant exchange rates) to €1,194.1 million for the year ending December 31, 2009, versus €1,331.4 million for the year ending December 31, 2008.

The volume contraction of mainly industrial and hazardous waste and the drop in prices of recycled materials (paper and scrap iron) in comparison with 2008 had a significant impact on the division’s operating performance in all its main countries: France, the United Kingdom, Germany, Australia and the United States.

The positive effects of the Veolia Waste’s adaptation plan to the business environment (impact of €126 million in 2009) and the Efficiency Plan (€72 million), as well as the positive impact of the decline in fuel prices contributed to progressive improvement by the end of the year, when economic conditions stabilized.

The operating cash flow margin declined from 13.4% for the year ending December 31, 2008 to 13.2% for the year ending December 31, 2009.

The operating cash flow margin improved significantly in the fourth quarter of 2009 in comparison with the fourth quarter of 2008, jumping from 11.8% in the fourth quarter of 2008 to 14.7% in the fourth quarter of 2009.

Operating income improved 71.1% (+75.5% at constant exchange rates) to €453.8 million for the year ending December 31, 2009 versus €265.2 million for the year ending December 31, 2008.  Operating income in 2009 notably includes the €99 million capital gain on the divestment of Veolia Propreté Nettoyage et Multi-Services, while 2008 was negatively impacted by significant impairment charges in Germany (€405.6 million in 2008).

Recurring operating income declined 42% (-40.1% at constant exchange rates) to €359.8 million for the year ending December 31, 2009 (excluding the capital gain on the disposal of Veolia Propreté Nettoyage et Multi-Services), down from €620.2 million for the year ending December 31, 2008 (excluding the significant impairment charges in Germany).

In addition to operating cash flow, the recurring operating income of the Environmental Services division for the year ending December 31, 2009 included a €35 million impairment charge on operating financial assets in Italy due to a review of the business plan in anticipation of contractual negotiations that are still underway. For the year ending December 31, 2008, recurring operating income included a €62.6 million impairment charge on intangible assets recognized in relation to the Sulo acquisition. The reduction in recurring operating income also included a negative impact related to the decline in the discount rate used at the end of every year to calculate provisions for landfill site rehabilitation, which amounted to a -€77 million variation compared to the year ending December 31, 2008.

In total, the operating income margin (operating income / revenue) improved from 2.7% for the year ending December 31, 2008 to 5.0% for the year ending December 31, 2009.

In total, the recurring operating income margin (recurring operating income / revenue) fell from 6.2% for the year ending December 31, 2008 to 4.0% for the year ending December 31, 2009.

Energy Services
Revenue (€m)
At December 31, 2009	At December 31, 2008 adjusted	Change 2009/2008	Of which internal growth	Of which external growth	Of which foreign exchange impact
7,078.6	7 ,446.3	-4.9%	-2.2%	-0.8%	-1.9%

Revenue declined 4.9% (-2.2% at constant consolidation scope and exchange rates), primarily due to the slowdown in engineering works and industrial services, and the negative impact of energy prices (-€139.5 million in comparison with 2008), while the overall impact of weather conditions was not significant. The negative €139.5 million impact from the translation of non-euro currencies into euros was mainly due to Central European currencies.

▪	In France, revenue declined 5.1%, (-5.0% at constant consolidation scope), due to unfavorable price effect in the second half of 2009 and a slight decrease in revenue from services.
▪
Outside France, the slight increase (+0.6%) in revenue at constant consolidation scope and exchange rates was due to the increase in energy prices in Central Europe and Baltic countries. At current consolidation scope and exchange rates revenue declined 5% outside France. Engineering works and services for industrial clients have declined in Europe, in particular in Southern Europe.

Operating cash flow declined 2.5% (+0.8% at constant exchange rates) to €740.1 million for the year ending December 31, 2009 from €758.8 million for the year ending December 31, 2008.

▪
The division’s operating cash flow benefited from the rise in energy prices (coal and electricity) in Central European countries and Baltic countries. The contribution from sales of CO2 quotas was smaller than in 2008. Finally, the decline in Works activities hurt the performance of certain units, notably in Southern Europe.

▪
In France, operating cash flow was affected by the decrease in sales of CO2 quotas, the negative impact of energy prices and the slowdown in the industrial services business, despite the positive effects of the Efficiency Plan.

The impact of the Efficiency Plan totaled €56 million at December 31, 2009.

Operating cash flow margin improved from 10.2% for the year ending December 31, 2008 to 10.5% for the year ending December 31, 2009.

Operating income declined 4.4% (-0.3% at constant exchange rates) to €415.5 million for the year ending December 31, 2009 from €434.4 million for the year ending December 31, 2008.
Recurring operating income declined 3% (+1.0% at constant exchange rates) to €416.4 million for the year ending December 31, 2009 from €429.4 million for the year ending December 31, 2008.

In total, the operating income margin (operating income / revenue) inched up from 5.8% for the year ending December 31, 2008 to 5.9% for the year ending December 31, 2009.
In total, the recurring operating income margin (recurring operating income / revenue) edged up from 5.8% at December 31, 2008 to 5.9% at December 31, 2009.

Transport
Revenue (€m)
At December 31, 2009	At December 31, 2008 adjusted	Change 2009/2008	Of which internal growth	Of which external growth	Of which foreign exchange impact
5,860.7	5,788.1	1.3%	0.4%	1.5%	-0.6%

▪
Passenger revenue in France increased 0.5%, (-0.9% at constant consolidation scope). The effects of price indexing and gains of new contracts (TPMR Toulouse, Louviers Urban, “Fil Vert de Touraine”) offset the impact of the loss of the Bordeaux contract in May 2009. Revenue was also negatively impacted by a decline in the airport and tourism businesses, in particular due to the economic environment.

▪
Outside France, revenue increased 1.7% (+1.0% at constant consolidation scope and exchange rates), reflecting the full effect of business developments in North America and Germany, and despite the loss of the Melbourne contract in December 2009 and the Stockholm contract in November 2009 (combined -€34 million impact in 2009 compared to 2008).

▪
The 1.5% external growth reflects the development of the partnership with RATP in Asia (tramways in Hong Kong and Nanjing Zhongbei in China), as well as a few acquisitions in France and the United States.

Operating cash flow increased 13.8% (+14.7% at constant exchange rates) to €327.0 million for the year ending December 31, 2009 from €287.4 million for the year ending December 31, 2008.

Operating cash flow growth resulted from the turnaround of insufficiently profitable operations and productivity gains, particularly in France, Northern Europe and North America, which offset a contraction in the airport and tourism business lines.

The positive net impact of hedging the decline in fuel prices is estimated at around €22 million for the year ending December 31, 2009 compared to the year ending December 31, 2008.

The impact of the Efficiency Plan totaled €40 million at December 31, 2009.

The operating cash flow margin increased from 5.0% for the year ending December 31, 2008 to 5.6% for the year ending December 31, 2009.

Operating income declined 10.3% (-9.8% at constant exchange rates)to €152.9 million for the year ending December 31, 2009 from €170.5 million for the year ending December 31, 2008.

Recurring operating income increased 15.6% (+16.2% at constant exchange rates) to €158.3 million for the year ending December 31, 2009 from €137 million for the year ending December 31, 2008.

In total, the operating income margin (operating income / revenue) declined from 2.9% for the year ending December 31, 2008 to 2.6% for the year ending December 31, 2009.
The recurring operating income margin (recurring operating income / revenue) improved from 2.3% for the year ending December 31, 2008 to 2.7% for the year ending December 31, 2009.

HOLDING COMPANIES
Operating cash flow at the holding company level declined from (€93.5 million) at December 31, 2008 to (€142.0 million) at December 31, 2009.

Growth in costs during the year was mainly due to the increase in pooled insurance costs linked to the rise in the claims ratio as well as costs resulting from transactions under way, in particular the projected merger between Veolia Transport and Transdev.

DEFINITIONS

definition of free cash flow

Net financial debt at opening

Cash flow from operations before changes in working capital and total income taxes paid

+ Repayment of operating financial assets

= Cash generated

- Change in operating WCR

- Investments net of divestments

- Dividends received (associates and non-consolidated investments)

- Decrease (increase) in receivables and other financial assets

+ Rights issue

- Dividends paid

- Income taxes paid

- Net interest

= Free cash flow

+/- Other changes (o/w foreign exchange rates)

Net financial debt at closing

definition of operating cash flow – Net investments

Operating cash flow – Net investments

=

Operating cash flow including cash flow from discontinued operations

–

(Gross investments– (disposals plus repayment of operating financial assets plus capital increase subscribed to by minority shareholders))

CONSOLIDATED BALANCE SHEET
CONSOLIDATED FINANCIAL SITUATION - ASSETS	At December 31
(€m)	2009	2008	2007
Goodwill	6,624.6	6,723.3	6,913.2
Concession intangible assets	3,624.8	3,637.7	2,989.2
Other intangible assets	1,437.8	1,535.2	1,706.4
Property, plant and equipment	9,382.4	9,427.1	9,203.2
Investments in associates	268.5	311.6	292.1
Non-consolidated investments	174.6	202.8	256.1
Non-current operating financial assets	5,275.2	5,298.9	5,272.4
Non-current derivative instruments – Assets	431.9	508.4	123.7
Other long-term financial assets	753.9	817.3	746.0
Deferred tax assets	1,621.3	1,579.5	1,468.1
Non-current assets	29,595.0	30,041.8	28,970.4
Inventories and work-in-progress	997.3	1,022.0	839.4
Operating receivables	12,247.5	13,093.2	12,459.4
Current operating financial assets	376.6	452.3	355.2
Other current financial receivables	217.7	321.4	330.0
Current derivative instruments – Assets	45.6	142.8	114.4
Cash and cash equivalents	5,614.4	3,849.6	3,115.6
Assets classified as held for sale (1)	722.6	203.0	122.5
Current assets	20,221.7	19,084.3	17,336.5
Total assets	49,816.7	49,126.1	46,306.9

CONSOLIDATED FINANCIAL SITUATION - LIABILITIES	At December 31
(€m)	2009	2008	2007
Capital	2,468.2	2,362.9	2,358.8
Additional paid-in capital	9,433.2	9,197.5	9,179.5
Reserves and retained earnings attributable to equity holders of the parent	(4,440.8)	(4,559.2)	(3,925.4)
Total equity attributable to equity holders of the parent	7,460.6	7,001.2	7,612.9
Total equity attributable to minority interests	2,670.1	2,530.5	2,577.8
Equity	10,130.7	9,531.7	10,190.7
Non-current provisions	2,291.1	2,160.2	2,138.9
Non-current debt	17,647.3	17,063.9	13,948.0
Non-current derivative instruments – Liabilities	139.3	159.9	163.8
Deferred tax liabilities	1,951.2	1,936.0	1,794.7
Non-current liabilities	22,028.9	21,320.0	18,045.4
Operating payables	13,075.7	13,591.8	12,944.8
Current provisions	749.2	773.1	825.7
Current borrowings	2,983.1	3,219.7	3,805.0
Current derivative instruments – Liabilities	84.8	125.9	34.0
Bank overdrafts and other cash position items	454.9	465.7	459.4
Liabilities classified as held for sale (1)	309.4	98.2	1.9
Current liabilities	17,657.1	18,274.4	18,070.8
Total liabilities and equity	49,816.7	49,126.1	46,306.9
(1)
Assets and liabilities classified as held for sale include principally in December 2009, certain waste-to-energy operations in the United States (Montenay International), Transport operations in the United Kingdom, as well as cogeneration assets in the Czech Republic in Energy and certain jointly controlled French subsidiaries in the Water division. At December 31, 2008 these assets consisted of certain jointly controlled French subsidiaries in the Water division.

CONSOLIDATED INCOME STATEMENT
(€m)	At December 31
	2009	2008 (2)	2007 (2)
Revenue from ordinary activities	34,551.0	35,764.8	31,574.1
o/w revenue from operating financial assets	394.4	397.9	342.1
Costs of sales	(28,786.2)	(30,013.4)	(25,710.4)(1)
Selling costs	(602.6)	(621.4)	(560.4)(1)
General and administrative expenses	(3,338.1)	(3,218.6)	(2,905.8)(1)
Other operating revenue and expenses	196.0	49.4	63.6
Operating income	2,020.1	1,960.8	2,461.1
Finance costs	(880.4)	(1,111.2)	(958.0)
Finance income	96.1	202.2	151.1
Other financial income and expenses	(110.3)	(39.2)	2.3
Income tax expenses	(242.2)	(462.0)	(399.7)
Share of net income of associates	1.4	19.4	17.1
Net income from continuing operations	884.7	570.0	1,273.9
Net income from discontinued operations	(42.8)	139.2	(19.1)
Net income	841.9	709.2	1,254.8
Minority interests	257.8	304.1	326.9
Net income attributable to equity holders of the parent	584.1	405.1	927.9

(€)
Net income attributable to equity holders of the parent per share (3)
Diluted	1.24	0.87	2.11
Basic	1.24	0.88	2.13
Net income attributable to equity holders of the parent from continuing operations per share (3)
Diluted	1.33	0.71	2.17
Basic	1.33	0.71	2.19

(1)
As part of the initiatives launched to improve productivity, the Group reclassified in 2008 certain expenditures between costs of sales and general, administrative and business costs, but this did not have any impact on operating income.

(2)	In accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, the income statements were adjusted by:

-	the amount of income from the disposals of Clemessy and Crystal, in the energy sector, in December 2008;

-
the waste-to-energy operations in the United States in Environmental Services (Montenay International) and Freight operations (primarily in France, Germany and Netherlands) sold during the second half of 2009;

-
operations in the United Kingdom in the Transport division and Renewable Energies units, as their disposal is pending, have been presented in the separate line item “net income from discontinued operations” at December 31, 2008 and 2007.

(3)
 In compliance with IAS 33, the weighted average number of shares outstanding taken into account when calculating net earnings per share for 2008 and 2007 was adjusted following the payment of the dividend in shares in June 2009. The adjusted number amounts to 462.2 million shares at December 31, 2008 and 434.8 million shares at December 31, 2007.

At December 31, 2009, the weighted average number of shares stood at 471.7 million (diluted and basic).

CONSOLIDATED CASH FLOW STATEMENT
(€m)	At December 31
	2009	2008	2007
Net income attributable to equity holders of the parent	584.1	405.1	927.9
Net income attributable to minority interests	257.8	304.1	326.9
Operating depreciation, amortization, provisions and impairment losses	2,230.4	2,301.6	1,816.7
Financial amortization and impairment losses	7.2	19.5	8.0
Gains/losses on disposals and dilution	(306.1)	(288.2)	(173.5)
Share of net income of associates	0.9	(18.5)	(16.9)
Dividends received	(8.7)	(8.4)	(8.8)
Cost of net financial debt	792	922.8	817.1
Income tax expense	311.9	470.9	420.1
Other items (including IFRS2)	69.1	69.5	101.9
Cash flow from operations before changes in working capital and income taxes paid	3,938.6	4,178.4	4,219.4
Change in working capital requirements	432.1	(80.9)	(167.1)
Income taxes paid	(408.5)	(347.5)	(417.7)
Net cash from operating activities	3,962.2	3,750.0	3,634.6
Capital expenditures	(2,465.7)	(2,780.6)	(2,518.7)
Proceeds on disposals of intangible assets, property, plant and equipment	258.7	329.8	212.9
Purchases of investments	(187.0)	(800.7)	(1,835.4)
Proceeds on disposals of financial assets	582.3	361.1	181.7
Operating financial assets	-	-
New operating financial assets	(483.1)	(507.0)	(404.1)
Principal payments on operating financial assets	455.2	358.2	360.7
Dividends received	14.8	15.8	15.3
New non-current loans granted	(43.8)	(252.7)	(65.0)
New non-current loans repaid	65.8	30.0	61.6
Net decrease (increase) in current loans	140.9	(89.0)	(27.4)
Net cash used in investing activities	(1,661.9)	(3,335.1)	(4,018.4)
Net increase (decrease) in current borrowings	(1,323.9)	(1,437.0)	(1,534.5)
New non-current borrowings and other debt	3,301.2	3,590.2	2,060.4
Repayments of non-current borrowings and other debt	(1,514.8)	(184.8)	(1,362.9)
Rights issue	157.1	51.0	3,039.2
Share capital reduction	-	(131.0)	-
(Purchases of)/proceeds from treasury shares	4.9	3.2	18.9
Dividends paid	(434.0)	(754.4)	(564.3)
Interest paid	(729.8)	(847.6)	(716.0)
Net cash from/(used in) financing activities	(539.3)	289.6	940.8
Net cash and cash equivalents at the beginning of the year	3,383.9	2,656.2	2,202.0
Effect of foreign exchange rate changes and other	14.6	23.2	(102.8)
Closing cash and cash equivalents position	5,159.5	3,383.9	2,656.2
Cash and cash equivalents	5,614.4	3,849.6	3,115.6
Bank overdrafts and other cash position items	454.9	465.7	459.4
Closing cash and cash equivalents position	5,159.5	3,383.9	2,656.2

2009 ANNUAL RESULTS

Friday, March 5, 2010 at 8.45 A.M. (CET)

Phone numbers:

+33 (0)1 70 99 42 88

Or

+44 (0)20 7138 0844

A replay will be available from March 5 to 11, 2010

Phone number (France) Phone number (UK) Phone number (USA)	+33 (0)1 74 20 28 00 (code 6000734#) +44 (0)20 7111 1244 (code 8674414#) +1 347 366 9565 (code 8674414#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 5, 2010

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini
Name: Olivier Orsini
Title:   General Secretary